SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on April 12, 2007 announcing "ECtel Issues Preliminary Results for the First Quarter of 2007".  Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________

Ron Fainaro,
Executive Vice President and

Chief Financial Officer

Dated:  April 16, 2007

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Index to Exhibits

Exhibit No.                    Exhibit

1                                    Press Release issued April 12, 2007

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EXHIBIT 1

First quarter 2007 results to be released on May 9th, 2007

ROSH HA'AYIN, Israel, April 12, 2007.  ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced its preliminary results for the first quarter of 2007.

Revenues for the first quarter of 2007 are expected to be in the range of $3.4-3.6 million.  The revenue level in the quarter was lower than the Company`s internal work plan.  This follows slower than anticipated orders, mainly from countries within the Former Soviet Union, carried out through the Company's exclusive reseller in said region as well as a delay in a large order from a long standing European customer.  In addition, the Company suffered a delay in receiving acceptance for certain customer projects that are part of the Company's backlog at the end of 2006.  Consequently, Net Income is also expected to be impacted.

Management will provide updated full year 2007 guidance with the release of its final results for the first quarter of 2007, expected on May 9th, 2007.

"As mentioned, our first quarter revenues were lower than our internal work plan following both a delay in the receipt of previously anticipated orders and a delay in receiving acceptance for certain customer projects that are part of our backlog.'' said Eitan Naor, ECtel's President & CEO. "  We do believe, however, that we will recognize the majority of the delayed revenues from the orders' backlog in the coming quarters."

Mr. Naor concluded, "We are disappointed with the results of the first quarter, however, we remain confident in our business' potential.  We continue to have confidence in our market position, product offering and business model given our sound, unchanged, business fundamentals and good pipeline."

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Conference call

ECtel management will host a teleconference later today at 10:30 am ET (09:30 am CT, 07:30 am PT, and 5:30 pm Israel time) to discuss its preliminary first quarter results.  To participate, please request the ECtel Conference call, at one of the following numbers:

   In the United States: 1-888-407-2553

   In Israel: 03-9180609

   In the United Kingdom: 0-800-917-5108

   All Other International Callers: +972-3-9180609

   A web-cast replay will be available at www.ectel.com

About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers.  A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes.  ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs).  For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to guidance, plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, to successfully materialize business opportunities, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, the Company's market position, product offering, business model, business fundamentals and pipeline, the Company's ability to recognize revenues from orders' backlog, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to guidance and forward-looking statements to reflect events or circumstances following the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:

ECtel Ltd.
Ron Fainaro
Executive Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: Ronf@ectel.com

ECtel Ltd.
Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

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